ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2020
(dollars in thousands)

ASSETS

Cash and cash equivalents	$	61,067
Receivables:		
Fees from AB Mutual Funds		8,686
Due from affiliates		180
Deferred sales commissions, net		64,066
Deferred taxes		2,393
Other assets		1,209
Total assets	$	137,601

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
Brokers and dealers	$	12,135
Accounts payable and accrued expenses		15,840
Due to Parent		4,938
Due to affiliates		3,645
Total liabilities		36,558
Commitments and contingencies (*See Note 6*)		—
Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding		—
Additional paid-in capital		87,578
Retained earnings		13,465
Total stockholder's equity		101,043
Total liabilities and stockholder's equity	$	137,601

The accompanying notes are an integral part of these financial statements.